UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                (Amendment No. )

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED

                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01

                         (Title of Class of Securities)

                                   6911 N 10 3

                                 (CUSIP Number)

                             China Cardinal Limited
                                   Flat/Rm 708

                               7/F, Dannies House
                                  20 Luard Road

                               Wanchai, Hong Kong

                               011 - 852-2866-7451

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2004

         (Date of Event which Requires Filing Statement on Schedule 13D)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

+----+------------------------------------------------------------------------------------------------------------+
|1.  |  NAMES OF REPORTING PERSONS                                                                                |
|    |  IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                                  |
|    |                                                                                                            |
|    |  China Cardinal Limited                                                                                    |
+----+------------------------------------------------------------------------------------------------------------+
|2.  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [__]          |
|    |                                                                                          (b) [__]          |
|    |                                                                                                            |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|3.  |   SEC USE ONLY                                                                                             |
|    |                                                                                                            |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|4.  |   SOURCE OF FUNDS                                                                                          |
|    |                                                                                                            |
|    |   WC                                                                                                       |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|5.  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                        |
|    |                                                                                                            |
|    |   TO ITEM 2(e) or 2(f)                                                                       [__]          |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|6.  |   CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     |
|    |                                                                                                            |
|    |   Hong Kong                                                                                                |
+----+-------------+----+-----------------------------------------------------------------------------------------+
|  NUMBER OF       | 7. |  SOLE VOTING POWER                   16,483,514*                                        |
|    SHARES        |    |                                                                                         |
| BENEFICIALLY     +----+                                                                                         |
|   OWNED BY       | 8. |  SHARED VOTING POWER                 0                                                  |
|     EACH         +----+                                                                                         |
|  REPORTING       | 9. |  SOLE DISPOSITIVE POWER              16,483,514*                                        |
| PERSON WITH      +----+                                                                                         |
|                  | 10.|  SHARED DISPOSITIVE POWER            0                                                  |
+----+-------------+----+-- ----- --------------------------------------------------------------------------------+
|    |                                                                                                            |
|11. |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             |
|    |                                                                                                            |
|    |   16,483,514*                                                                                              |
|    |   -----------                                                                                              |
+----+------------------------------------------------------------------------------------------------------------+
|12. |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                   |
|    |   CERTAIN SHARES                                                                             [__]          |
|    |                                                                                                            |
+----+                                                                                                            +
|    |                                                                                                            |
|13. |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                       |
|    |                                                                                                            |
|    |   24.61%*                                                                                                  |
+----+------------------------------------------------------------------------------------------------------------+
|    |                                                                                                            |
|14. |   TYPE OF REPORTING PERSON                                                                                 |
|    |                                                                                                            |
|    |   CO                                                                                                       |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+

  * Consists of 4,733,229 shares of common stock and unexercised subscription rights for the purchase of an additional 11,750,285 shares of the issuer's common stock. The unexercised subscription rights must be exercised on or before March 31, 2004 at a subscription price per share of $0.14. In determining the percentage of class represented by the amount in row (11) 16,483,514 shares were added to the total outstanding shares of the issuer's common stock of 53,507,709 as reported in the issuer's September 30, 2003 Form 10-QSB. On February 12, 2004, the issuer filed an 8-K in which it described several different transactions pursuant to which the issuer may have to issue additional shares of its common stock, including the subscription agreement with China Cardinal Limited. Assuming the issuance of all of the shares referred to in such 8-K, China Cardinal's percentage interest would be reduced to 5.39%.

                                EXPLANATORY NOTE

         On January 13, 2004, the Company entered into an agreement with China Cardinal Limited of Hong Kong ("China Cardinal") relating to the purchase by China Cardinal of a total of 16,483,514 shares of Minghua Group International Holdings Limited's (the "Company") common stock at a purchase price per share of $0.14 for aggregate gross proceeds of $2,307,692. The subscription agreement contemplates that the funds for the purchase of the aforementioned shares will be deposited directly into the account of the Company's operating subsidiary, Shenzhen Minghua Environmental Protection Vehicle Co., Ltd. China Cardinal funded (CYR) 5,500,000 Chinese Yuan Renminbi (approximately US $662,652) of the total purchase price on January 18, 2004 and is to receive 4,733,229 shares as a result. China Cardinal is obligated pursuant to the subscription agreement to fund the remaining $1,645,040 in exchange for the remaining 11,750,285 shares of the Company's common stock on or before March 31, 2004.

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Minghua Group International Holdings Limited, which has its principal office located at Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen, China 518033. This statement relates to the Company's common stock, $0.01 par value per share and rights to subscribe for such common stock.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(f). China Cardinal Limited. This Schedule 13D is being filed by China Cardinal, which is a corporation organized under the laws of the Hong Kong Special Administrative Region of the People's Republic of China. China Cardinal's principal business is acting as a private investment holding company. The address of China Cardinal's principal office is Flat/Rm 708, 7/F, Dannies House, 20 Luard Road, Wanchai, Hong Kong. During the last five years, China Cardinal has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         China Cardinal paid approximately US $662,652 for 4,733,229 shares of the Company's common stock on January 18, 2004 using its working capital to fund the acquisition of shares. To date the subscription rights granted to the China Cardinal for the purchase of an additional 11,750,285 shares of the Company's common stock under the Subscription Agreement have not been exercised and no funds have been transferred to the Company for such additional shares. The Subscription Agreement requires China Cardinal to purchase such additional shares on or before March 31, 2004. When the remaining subscription rights (or any part thereof) are exercised by China Cardinal, then China Cardinal will use its working capital to fund the acquisition of the additional shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         China Cardinal acquired the shares and related subscription rights solely for investment purposes and will hold or sell the shares from time to time as permitted by applicable law.

         (a)-(c) None.

         (d) None.

         (e)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)  Amount of Securities Beneficially Owned: 16,483,514*

         (b)  Number of shares as to which such person has:

             (i)  Sole power to vote or direct vote: 16,483,514*

             (ii) Shared power to vote or direct vote: 0

            (iii) Sole  power to  dispose  of or direct  disposition  of shares:
                  16,483,514*

             (iv) Shared power to dispose of or direct disposition of shares: 0

         (c) Transactions in securities of the Company within last 60 days: See Explanatory Note above.

         (d) Third party right to receive dividends or proceeds from sale of securities: None

         (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

_________________________________

  * Consists of 4,733,229 shares of common stock and unexercised subscription rights for the purchase of an additional 11,750,285 shares of the issuer's common stock. The unexercised subscription rights must be exercised on or before March 31, 2004 at a subscription price per share of $0.14. In determining the percentage of class represented by the amount in row (11) 16,483,514 shares were added to the total outstanding shares of the issuer's common stock of 53,507,709 as reported in the issuer's September 30, 2003 Form 10-QSB. On February 12, 2004, the issuer filed an 8-K in which it described several different transactions pursuant to which the issuer may have to issue additional shares of its common stock, including the subscription agreement with China Cardinal Limited. Assuming the issuance of all of the shares referred to in such 8-K, China Cardinal's percentage interest would be reduced to 5.39%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Contract, dated January 13, 2004, between China Cardinal Limited and the Company

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2004

                                            CHINA CARDINAL LIMITED

                                            By: /s/
                                               --------------------------------
                                                Name:
                                                Title: